FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly held Company and Authorized Company

CNPF/MF No. 47.508.411/0001-56

Notice to the Shareholders

Companhia Brasileira de Distribuição (“GPA”) hereby informs its shareholders and the market in general that, at the Annual and Extraordinary General Meeting held on the date hereof, it was approved the distribution of dividends related to the period between April 1, 2019 to December 31, 2019, in the amount of R$ 155,869,933.33. This amount corresponds to 0.582024107 per each common share and was attributed to the minimum mandatory dividend of the fiscal year of 2019.

With respect to the shares traded on B3 S.A. - Brasil, Bolsa, Balcão and other shares registered with Itaú Corretora de Valores S.A., such payment shall occur on June 15, 2020, according to the base date of April 30, 2020 (including such date). The shares issued by GPA shall be traded ex-dividends as from May 4, 2020.

With respect to the American Depositary Receipts (“ADR”), representing the GPA´s common shares, traded on the New York Stock Exchange - NYSE, the ADR holders of record at the close of business on May 5, 2020 will be entitled to this dividend . The payment to the ADR holders shall be done by JPMorgan Chase Bank, N.A., the depositary bank of the ADRs.

GPA’s investor relation’s area is available for any questions on the email gpa.ri@gpabr.com.

São Paulo, April 23, 2020.

Isabela Cadenassi

Investors Relations Office

TEXT - 52019406v1 12751.19

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 23, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.